Exhibit 99.1

Nebius signs new AI infrastructure agreement with Meta; deal to accelerate growth of Nebius’s core business in AI cloud

Amsterdam, March 16, 2026 — Nebius Group N.V. (NASDAQ: NBIS), the AI cloud company, today announced a new long-term AI infrastructure supply agreement with Meta, strengthening the collaboration between the companies.

Under the five-year agreement, Nebius will provide $12 billion of dedicated capacity across multiple locations, based on one of the first large-scale deployments of the NVIDIA Vera Rubin platform. Nebius will deliver this capacity starting early 2027.

Furthermore, in connection with access to these NVIDIA Vera Rubin deployments, Meta has committed to purchase additional available compute capacity across certain upcoming Nebius clusters up to a total of $15 billion over a five-year period. Nebius currently intends to sell this capacity to third-party customers of its AI cloud business, with remaining capacity to be purchased by Meta.

The agreement has a contract value of up to approximately $27 billion.

Arkady Volozh, founder and CEO of Nebius, said:

“We are pleased to expand our significant partnership with Meta as part of securing more large, long-term capacity contracts to accelerate the build-out and growth of our core AI cloud business. We will continue to deliver.”

Nebius’s guidance for 2026 remains unchanged.

About Nebius

Nebius, the AI cloud company, is building the full-stack platform for developers and companies to take charge of their AI future — from data and model training to production deployment. Founded on deep in-house technological expertise and operating at scale with a rapidly expanding global footprint, Nebius serves startups and enterprises building AI products, agents, and services worldwide.

Nebius is listed on Nasdaq (NASDAQ: NBIS) and headquartered in Amsterdam.

For more information please visit www.nebius.com

Contacts

Media relations: media@nebius.com

Investor relations: askIR@nebius.com

Disclaimer

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve risks and uncertainties. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future financial and business performance, strategy, expected growth, planned investments and capital expenditures, capacity expansion plans, anticipated future financing transactions and expected financial results, are forward-looking statements. The words “anticipate, ” “believe, ” “continue, ” “estimate, ” “expect, ” “guide, ” “intend, ” “likely, ” “may, ” “will” and similar expressions and their negatives are intended to identify forward-looking statements.

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